Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Trustees

ClubCorp Employee Stock Ownership Plan:

We consent to incorporation by reference in the registration statements (Nos. 33-89818, 33-96568, 333-08041, 333-57107 and 333-52612) on Form S-8 of ClubCorp, Inc. of our report dated June 27, 2003 with respect to the statements of net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the ClubCorp Employee Stock Ownership Plan. Our report refers to the nondisclosure of historical cost information of certain plan assets in the December 31, 3002, Schedule of Assets Held at end of year.

KPMG LLP

Dallas, Texas

June 27, 2003